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                            December 14, 2023

       Sudhanshu Priyadarshi
       Chief Financial Officer
       Keurig Dr Pepper Inc.
       53 South Avenue
       Burlington, Massachusetts 01803

                                                        Re: Keurig Dr Pepper
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 001-33829

       Dear Sudhanshu Priyadarshi:

              We have reviewed your November 30, 2023 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30,
       2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 42

   1. We note your response to prior comment three. Considering the costs in the response appear to be startup
costs of new manufacturing lines and appear to represent normal, recurring, cash
operating expenses necessary to operate your business, please remove these adjustments from
future filings. Refer to Question 100.01 of the Non-GAAP
                                                        Financial Measures
Compliance and Disclosure Interpretations.
 Sudhanshu Priyadarshi
Keurig Dr Pepper Inc.
December 14, 2023
Page 2

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameSudhanshu Priyadarshi                   Sincerely,
Comapany NameKeurig Dr Pepper Inc.
                                                          Division of
Corporation Finance
December 14, 2023 Page 2                                  Office of
Manufacturing
FirstName LastName